Toyota Motor Corporation

TMC Announces Changes to Executive Structure

Toyota City, Japan, March 1, 2022—Toyota Motor Corporation (TMC) announced today that it intends to implement changes to its executive structure effective April 1, 2022, and changes to its Board of Directors and Audit and Advisory Board effective the date of its 118th Ordinary General Shareholders’ Meeting as described below.

1. Changes to executive structure effective April 1

The roles of operating officers are to be reorganized and the position of executive vice president will be newly established to create a position for focusing on management perspectives with the president.

New Executive Vice President

Name	Current
Kenta Kon	Operating Officer

Masahiko Maeda	Operating Officer

Masanori Kuwata	Operating Officer

New Operating Officer

Name	Current
Yoichi Miyazaki	Asia Region (Chief Executive Officer) Toyota Motor Asia Pacific Pte Ltd. Toyota Daihatsu Engineering & Manufacturing Co.,Ltd

Changes in areas of responsibility for Operating Officers

* Newly appointed

Name	Current	New
Kenta Kon	Chief Financial Officer Accounting Group (Chief Officer)	Executive Vice President Chief Financial Officer

Masahiko Maeda	Chief Technology Officer Toyota ZEV Factory (Chief Officer) Vehicle Development Center (President)	Executive Vice President Chief Technology Officer Toyota ZEV Factory (Chief Officer) Vehicle Development Center (President)

Masanori Kuwata	Chief Planning Officer Chief Human Resources Officer Business Development Group (Chief Officer)	Executive Vice President Chief Risk Officer Chief Compliance Officer Chief Human Resources Officer

Koji Kobayashi	Banto** Chief Risk Officer	Banto**

* Yoichi Miyazaki	Asia Region (Chief Executive Officer) Toyota Motor Asia Pacific Pte Ltd. Toyota Daihatsu Engineering & Manufacturing Co.,Ltd	Chief Competitive Officer Business Planning & Operation (President)

**	The person responsible for overseeing the entire company and supporting management

2. Changes to members of the Board of Directors and the Audit and Advisory Board following the Ordinary General Shareholders’ Meeting

The formal appointment of members of the Board of Directors and the Audit and Supervisory Board will be formalized after approval at the 118th Ordinary General Shareholders’ Meeting. The formal assignment of board members with specific titles, and the appointment of board members with the legal status to represent TMC (representative directors), will be made at the board of directors meeting following the 118th Ordinary General Shareholders’ Meeting. The resignation of board members leaving their current posts will become official on the day of the 118th Ordinary General Shareholders’ Meeting.

New Member of the Board of Directors

Name	Current	New
Masahiko Maeda	Operating Officer	Member of the Board of Directors Operating Officer *1

*1	Concurrent operating officer

Member of the Board of Directors Resigning Post

Name	Current Title
Koji Kobayashi	Member of the Board of Directors (Representative Director) *2

*2	Continuing operating officer

New Audit and Supervisory Board Members

Name	Current	New
George Olcott	Outside Director, JP Morgan Japanese Investment Trust plc Outside Director, Kirin Holdings Company, Limited etc.	Audit and Supervisory Board Member

Audit and Supervisory Board Members Resigning Post

Name	Current Title
Nobuyuki Hirano	Audit and supervisory board member

For reference: Members of the Board of Directors and members (candidates) of the Audit and Supervisory Board following the 118th Ordinary General Shareholders’ Meeting

Members of the Board of Directors

* Newly appointed
Name	Title
Takeshi Uchiyamada	Chairman of the Board of Directors (Representative Director)

Shigeru Hayakawa	Vice Chairman of the Board of Directors (Representative Director)

Akio Toyoda*1	President, Member of the Board of Directors (Representative Director)

James Kuffner*2	Member of the Board of Directors

Kenta Kon*2	Member of the Board of Directors

*Masahiko Maeda*2	Member of the Board of Directors

Ikuro Sugawara*3	Member of the Board of Directors

Sir Philip Craven*3	Member of the Board of Directors

Teiko Kudo*3	Member of the Board of Directors

*1	Concurrent operating officer (president)
*2	Concurrent operating officer
*3	External board member

Members of the Audit and Supervisory Board

* Newly appointed

Name	Title
Haruhiko Kato	Audit and Supervisory Board Member (full-time)

Masahide Yasuda	Audit and Supervisory Board Member (full-time)

Katsuyuki Ogura	Audit and Supervisory Board Member (full-time)

Yoko Wake	Audit and Supervisory Board Member

Hiroshi Ozu	Audit and Supervisory Board Member

*George Olcott	Audit and Supervisory Board Member

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